UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2013

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐               Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892 and 333-183893).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: January 29, 2013	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: January 29, 2013	By:	Signed:	/s/ Paul Bachand
		Name:	Paul Bachand
		Title:	Associate Corporate Secretary

Release:        Immediate        January 29, 2013

CANADIAN PACIFIC ANNOUNCES SOLID FOURTH-QUARTER OPERATING PERFORMANCE

CALGARY – Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced its fourth-quarter 2012 results today. CP’s diluted earnings per share, excluding significant items (*see Non-GAAP Measures below) comprised of labour restructuring and asset impairment charges was $1.28. This compares favourably with fourth quarter of 2011 diluted earnings per share, exclusive of significant items of $1.11, an improvement of 15 per cent. Reported diluted earnings per share for the fourth-quarter 2012, inclusive of significant items, was $0.08. Reported diluted earnings per share in fourth-quarter 2011, inclusive of significant items, was $1.30.

CP’s operating ratio, excluding significant items (*see Non-GAAP Measures below) was 74.8 per cent for fourth-quarter 2012, which compares favourably to 2011’s operating ratio of 78.5 per cent. Reported operating ratio for fourth-quarter 2012, inclusive of significant items was 96.0 per cent.

“Canadian Pacific is moving forward on our transformational journey to become the most efficient railroad in North America,” said E. Hunter Harrison, President and Chief Executive Officer. “This quarter, CP saw strong operating performance as we continued to implement significant changes to how we run the railroad.”

“Management made a number of hard decisions this quarter including booking several significant items. With these decisions now behind us, we anticipate record-setting financial and operational results starting in 2013,” added Harrison.

Fourth-Quarter Significant Items

Announced items that impacted reported fourth-quarter 2012 and 2011 earnings include:

2012:

•	$53 million labour restructuring charge ($39 million after tax), which unfavourably impacted diluted earnings per share (“EPS”) by 22 cents

•	$185 million impairment of Powder River Basin and other investment ($111 million after tax), which unfavourably impacted diluted EPS by 64 cents

•	$80 million asset impairment of certain locomotives ($59 million after tax), which unfavourably impacted diluted EPS by 34 cents

2011:

•	$6 million advisory fees related to shareholder matters, which unfavourably impacted diluted EPS by 3 cents

•	$37 million income tax benefit, which favourably impacted diluted EPS in 2011 by 22 cents

Financial Expectations for Full Year 2013

•	Revenue growth to be in the high single digits

•	Operating ratio to be in the low 70s

•	Diluted EPS to be up in excess of 40 per cent versus 2012’s diluted EPS, excluding significant items (*see Non-GAAP Measures below) of $4.34

Key Assumptions for Full Year 2013

•	Average fuel cost per gallon of US$3.45 per U.S. gallon

•	Tax rate in the range of 25 per cent to 27 per cent

•	Canadian to U.S. exchange rate at par

Defined Benefit Pension Expense Assumptions

•	Defined benefit pension expense in 2013 and 2014 in the range of $50 million to $60 million per year, increasing to be in the range of $90 million to $110 million in 2015 and 2016

Conference Call Information

CP will discuss its results with analysts in a conference call beginning at 11:00 a.m. Eastern time (9:00 a.m. Mountain time) on January 29, 2013.

Conference Call Access

Toronto participants dial in number: (647) 427-7450

Operator assisted toll free dial in number: 1-888-231-8191

Callers should dial in 10 minutes prior to the call.

Webcast

For those with Internet access we encourage you to listen via CP’s website at www.cpr.ca. To access the webcast and the presentation material, click on the “Invest In CP” tab.

A replay of the conference call will be available by phone through February 28, 2012 at 416-849-0833 or toll free 1-855-859-2056, password 85400106. A webcast of the presentation and an audio file will be available at www.cpr.ca under “Invest In CP” tab.

Non-GAAP Measures

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude significant items that are not among our normal ongoing revenues and operating expenses. They have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Diluted earnings per share, excluding significant items provides management with a measure of earnings on a per share basis that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare profitability on a long-term basis with that of our peers. U.S. GAAP reported full year diluted earnings per share in 2012 was $2.79. Diluted earnings per share, excluding significant items was $4.34, which excludes the fourth quarter significant items discussed above as well as an additional $0.35 related to management transition costs, advisory fees related to shareholder matters and an Ontario statutory tax rate change. U.S. GAAP reported full year diluted earnings per share in 2011 was $3.34. Diluted earnings per share, excluding significant items was $3.15, which excludes advisory fees related to shareholder matters and a significant favourable tax item. Operating ratio, excluding significant items provides a measure of the profitability of the railway on an ongoing basis. It provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes significant items.

For further information regarding non-GAAP measures see our Management’s Discussion and Analysis for the third quarter of 2012 or the document Non-GAAP Measures on our web site at www.cpr.ca.

Note on forward-looking information

This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance, planned capital expenditures, and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially. To the extent that we have provided guidance that contains non-GAAP financial measures, we may not be able to provide a reconciliation to the GAAP measure due to unknown variables and uncertainty related to future results.

By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and governmental response to them, and technological changes. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F.

Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit

cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:
Media	Investment Community
Ed Greenberg	Janet Weiss
Canadian Pacific	Canadian Pacific
Tel.: (612) 849-4717	Tel.: (403) 319-3233
24/7 Media Pager: 855-242-3674
e-mail: ed_greenberg@cpr.ca	e-mail: investor@cpr.ca

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(in millions of Canadian dollars, except per share data)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2012	2011	2012	2011
Revenues
Freight	$1,464	$1,375	$5,550	$5,052
Other	38	33	145	125

Total revenues	1,502	1,408	5,695	5,177

Operating expenses
Compensation and benefits	378	389	1,506	1,426
Fuel	256	267	999	968
Materials	60	58	238	243
Equipment rents	48	51	206	209
Depreciation and amortization	140	123	539	490
Purchased services and other	242	217	940	874
Asset impairment (Note 2)	265	—	265	—
Labour restructuring (Note 3)	53	—	53	—

Total operating expenses	1,442	1,105	4,746	4,210

Operating income	60	303	949	967
Less:
Other income and charges	3	10	37	18
Net interest expense	69	61	276	252

(Loss) income before income tax expense	(12)	232	636	697

Income tax (recovery) expense	(27)	11	152	127

Net income	$15	$221	$484	$570

Earnings per share
Basic earnings per share	$0.08	$1.31	$2.82	$3.37
Diluted earnings per share	$0.08	$1.30	$2.79	$3.34

Weighted-average number of shares (millions)
Basic	173.3	169.8	171.8	169.5
Diluted	174.7	170.8	173.2	170.6

Dividends declared per share	$0.3500	$0.3000	$1.3500	$1.1700

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2012	2011	2012	2011
Net income	$15	$221	$484	$570

Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(1)	8	11	—
Change in derivatives designated as cash flow hedges	(2)	(1)	9	(7)
Change in defined benefit pension and post-retirement plans	(211)	(1,000)	(50)	(883)

Other comprehensive loss before income taxes	(214)	(993)	(30)	(890)
Income tax recovery on above items	58	250	—	240
Equity accounted investments	(2)	—	(2)	—

Other comprehensive loss	(158)	(743)	(32)	(650)

Comprehensive (loss) income	$(143)	$(522)	$452	$(80)

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)

(unaudited)

	December 31 2012	December 31 2011
Assets
Current assets
Cash and cash equivalents	$333	$47
Accounts receivable, net	546	518
Materials and supplies	136	138
Deferred income taxes	254	101
Other current assets	60	52

	1,329	856

Investments (Note 2)	83	167
Net properties (Note 2)	13,013	12,752
Goodwill and intangible assets (Note 2)	161	192
Other assets	141	143

Total assets	$14,727	$14,110

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$—	$27
Accounts payable and accrued liabilities (Note 3)	1,176	1,133
Long-term debt maturing within one year	54	50

	1,230	1,210

Pension and other benefit liabilities	1,366	1,372
Other long-term liabilities (Note 3)	306	365
Long-term debt	4,636	4,695
Deferred income taxes	2,092	1,819

Total liabilities	9,630	9,461

Shareholders’ equity
Share capital	2,127	1,854
Additional paid-in capital	41	86
Accumulated other comprehensive loss	(2,768)	(2,736)
Retained earnings	5,697	5,445

	5,097	4,649

Total liabilities and shareholders’ equity	$14,727	$14,110

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)

(unaudited)

	For the three months ended December 31		For the year ended December 31
	2012	2011	2012	2011
Operating activities
Net income	$15	$221	$484	$570
Reconciliation of net income to cash provided by (used in) operating activities:
Depreciation and amortization	140	123	539	490
Deferred income taxes	(22)	68	140	187
Pension funding in excess of expense	(17)	(607)	(61)	(647)
Asset impairment (Note 2)	265	—	265	—
Labour restructuring, net (Note 3)	50	—	50	—
Other operating activities, net	(3)	(65)	(84)	(112)
Change in non-cash working capital balances related to operations	41	99	(5)	24

Cash provided by (used in) operating activities	469	(161)	1,328	512

Investing activities
Additions to properties	(336)	(400)	(1,148)	(1,104)
Proceeds from the sale of properties and other assets	7	30	145	71
Other	(7)	(4)	(8)	(11)

Cash used in investing activities	(336)	(374)	(1,011)	(1,044)

Financing activities
Dividends paid	(61)	(51)	(223)	(193)
Issuance of common shares	62	16	198	29
Issuance of long-term debt	—	757	71	757
Repayment of long-term debt	(9)	(257)	(50)	(401)
Net increase (decrease) in short-term borrowing	—	28	(27)	28
Other	1	(3)	1	(3)

Cash (used in) provided by financing activities	(7)	490	(30)	217

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	—	(5)	(1)	1

Cash position
Increase (decrease) in cash and cash equivalents	126	(50)	286	(314)
Cash and cash equivalents at beginning of period	207	97	47	361

Cash and cash equivalents at end of period	$333	$47	$333	$47

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$5	$1	$(3)	$4
Interest paid	$84	$91	$278	$271

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars, except common share amounts)

(unaudited)

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2012	170.0	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	—	—	—	—	484	484
Other comprehensive loss	—	—	—	(32)	—	(32)
Dividends declared	—	—	—	—	(232)	(232)
Effect of stock-based compensation expense	—	—	25	—	—	25
Shares issued under stock option plans	3.9	273	(70)	—	—	203

Balance at December 31, 2012	173.9	$2,127	$41	$(2,768)	$5,697	$5,097

	Common shares (in millions)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity
Balance at January 1, 2011	169.2	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	—	—	—	—	570	570
Other comprehensive loss	—	—	—	(650)	—	(650)
Dividends declared	—	—	—	—	(198)	(198)
Effect of stock-based compensation expense	—	—	16	—	—	16
Changes to stock-based compensation awards	—	—	57	—	—	57
Shares issued under stock option plans	0.8	41	(11)	—	—	30

Balance at December 31, 2011	170.0	$1,854	$86	$(2,736)	$5,445	$4,649

See notes to interim consolidated financial information.

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2012

(unaudited)

1 Basis of presentation

This unaudited interim consolidated financial information of Canadian Pacific Railway Limited (“CP”, or “the Company”) reflects management’s estimates and assumptions that are necessary for its fair presentation in conformity with accounting principles generally accepted in the United States of America (“GAAP”). This information does not include all disclosures required under GAAP for annual and interim financial statements and should be read in conjunction with the 2011 consolidated financial statements and 2012 consolidated interim financial statements. The accounting policies used are consistent with the accounting policies used in preparing the 2011 consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

In management’s opinion, the unaudited interim consolidated financial information includes all adjustments necessary to present fairly such information.

2 Asset impairment

(in millions of Canadian dollars)	For the three months ended December 31, 2012
Powder River Basin impairment and other investment(1)	(a	)	$185
Impairment loss on locomotives	(b	)	80

Asset impairment, before tax			$265

(1)Includes impairment of other investment of $5 million

(a) Powder River Basin impairment

As part of the acquisition of Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the Powder River Basin (“PRB”).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter of 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. The amount of the impairment was $180 million ($107 million after tax). The impairment was comprised of the following and was charged against income as an “Asset impairment”:

(in millions of Canadian dollars)	For the three months ended December 31, 2012
Option impairment	$26
Construction plans, including capitalized interest	134
Land, land option appraisals, including capitalized interest	20

Total impairment	$180

(b) Impairment loss on locomotives

In the fourth quarter of 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives at the date of the impairment test was $80 million higher than their estimated fair value. The impairment charge of $80 million ($59 million after tax) was recorded as an “Asset impairment” to be consistent with CP’s policy to record a gain or loss for the sale or

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO INTERIM CONSOLIDATED FINANCIAL INFORMATION

December 31, 2012

(unaudited)

retirement of larger groups of depreciable assets that are unusual, and were not anticipated in depreciation studies.

3 Labour restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million ($39 million after tax) for a labour restructuring initiative which was included in “Labour restructuring” in the Consolidated Statements of Income, and “Accounts payable and accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The resulting position reductions are expected to be completed by the end of 2014.

Summary of Rail Data

Fourth Quarter						Year
2012	2011	Fav/(Unfav)%			Financial (millions, except per share data)	2012	2011	Fav/(Unfav)%

					Revenues
$1,464	$1,375	$89	6		Freight revenue	$5,550	$5,052	$498	10
38	33	5	15		Other revenue	145	125	20	16

1,502	1,408	94	7		Total revenues	5,695	5,177	518	10

					Operating expenses
378	389	11	3		Compensation and benefits	1,506	1,426	(80)	(6)
256	267	11	4		Fuel	999	968	(31)	(3)
60	58	(2)	(3)		Materials	238	243	5	2
48	51	3	6		Equipment rents	206	209	3	1
140	123	(17)	(14)		Depreciation and amortization	539	490	(49)	(10)
242	217	(25)	(12)		Purchased services and other	940	874	(66)	(8)
265	—	(265)	—		Asset impairment	265	—	(265)	—
53	—	(53)	—		Labour restructuring	53	—	(53)	—

1,442	1,105	(337)	(30)		Total operating expenses (OE)	4,746	4,210	(536)	(13)

60	303	(243)	(80)		Operating income	949	967	(18)	(2)

					Less:
3	10	7	70		Other income and charges	37	18	(19)	(106)
69	61	(8)	(13)		Net interest expense	276	252	(24)	(10)

(12)	232	(244)	(105)		(Loss) income before income tax expense	636	697	(61)	(9)

(27)	11	38	345		Income tax (recovery) expense	152	127	(25)	(20)

$15	$221	$(206)	(93)		Net income	$484	$570	$(86)	(15)

96.0	78.5	(17.5)	(1,750	) bps	Operating ratio (%)	83.3	81.3	(2.0)	(200	) bps

$0.08	$1.31	$(1.23)	(94)		Basic earnings per share	$2.82	$3.37	$(0.55)	(16)

$0.08	$1.30	$(1.22)	(94)		Diluted earnings per share	$2.79	$3.34	$(0.55)	(16)

					Shares Outstanding

173.3	169.8	3.5	2		Weighted average number of shares outstanding (millions)	171.8	169.5	2.3	1

174.7	170.8	3.9	2		Weighted average number of diluted shares outstanding (millions)	173.2	170.6	2.6	2

					Foreign Exchange

1.01	0.98	(0.03)	(3)		Average foreign exchange rate (US$/Canadian$)	1.00	1.01	0.01	1

0.99	1.02	(0.03)	(3)		Average foreign exchange rate (Canadian$/US$)	1.00	0.99	0.01	1

Summary of Rail Data (Page 2)

Fourth Quarter					Year
2012	2011	Fav/(Unfav)%			2012	2011	Fav/(Unfav)%

				Commodity Data

				Freight Revenues (millions)
$355	$323	$32	10	- Grain	$1,172	$1,100	$72	7
156	158	(2)	(1)	- Coal	602	556	46	8
133	133	—	—	- Sulphur and fertilizers	520	549	(29)	(5)
335	288	47	16	- Industrial and consumer products	1,268	1,017	251	25
99	94	5	5	- Automotive	425	338	87	26
46	47	(1)	(2)	- Forest products	193	189	4	2
340	332	8	2	- Intermodal	1,370	1,303	67	5

$1,464	$1,375	$89	6	Total Freight Revenues	$5,550	$5,052	$498	10

				Millions of Revenue Ton-Miles (RTM)
9,628	9,111	517	6	- Grain	33,082	32,481	601	2
5,809	5,860	(51)	(1)	- Coal	22,375	21,041	1,334	6
3,838	4,899	(1,061)	(22)	- Sulphur and fertilizers	17,058	20,468	(3,410)	(17)
8,347	6,478	1,869	29	- Industrial and consumer products	30,469	24,122	6,347	26
561	535	26	5	- Automotive	2,482	2,080	402	19
1,129	1,176	(47)	(4)	- Forest products	4,713	4,960	(247)	(5)
6,217	6,025	192	3	- Intermodal	24,853	23,907	946	4

35,529	34,084	1,445	4	Total RTMs	135,032	129,059	5,973	5

				Freight Revenue per RTM (cents)
3.69	3.55	0.14	4	- Grain	3.54	3.39	0.15	4
2.69	2.70	(0.01)	—	- Coal	2.69	2.64	0.05	2
3.47	2.71	0.76	28	- Sulphur and fertilizers	3.05	2.68	0.37	14
4.01	4.45	(0.44)	(10)	- Industrial and consumer products	4.16	4.22	(0.06)	(1)
17.65	17.57	0.08	—	- Automotive	17.12	16.25	0.87	5
4.07	4.00	0.07	2	- Forest products	4.10	3.81	0.29	8
5.47	5.51	(0.04)	(1)	- Intermodal	5.51	5.45	0.06	1

4.12	4.03	0.09	2	Total Freight Revenue per RTM	4.11	3.91	0.20	5

				Carloads (thousands)
122	121	1	1	- Grain	433	450	(17)	(4)
88	87	1	1	- Coal	337	313	24	8
43	48	(5)	(10)	- Sulphur and fertilizers	177	199	(22)	(11)
119	114	5	4	- Industrial and consumer products	469	421	48	11
39	39	—	—	- Automotive	162	145	17	12
16	17	(1)	(6)	- Forest products	67	72	(5)	(7)
253	250	3	1	- Intermodal	1,024	997	27	3

680	676	4	1	Total Carloads	2,669	2,597	72	3

				Freight Revenue per Carload
$2,910	$2,669	$241	9	- Grain	$2,707	$2,444	$263	11
1,773	1,816	(43)	(2)	- Coal	1,786	1,776	10	1
3,093	2,771	322	12	- Sulphur and fertilizers	2,938	2,759	179	6
2,815	2,526	289	11	- Industrial and consumer products	2,704	2,416	288	12
2,538	2,410	128	5	- Automotive	2,623	2,331	292	13
2,875	2,765	110	4	- Forest products	2,881	2,625	256	10
1,344	1,328	16	1	- Intermodal	1,338	1,307	31	2

$2,153	$2,034	$119	6	Total Freight Revenue per Carload	$2,079	$1,945	$134	7

Summary of Rail Data (Page 3)

Fourth Quarter					Year
2012	2011(1)	Fav/(Unfav)%			2012	2011(1)	Fav/(Unfav)%

				Operations Performance

66,204	65,472	732	1	Freight gross ton-miles (millions)	254,354	247,955	6,399	3
10,046	10,611	(565)	(5)	Train miles (thousands)	40,270	40,145	125	—
7,014	6,587	427	6	Average train weight—excluding local traffic (tons)	6,709	6,593	116	2
6,132	5,654	478	8	Average train length—excluding local traffic (feet)	5,838	5,665	173	3
24.0	23.4	0.6	3	Average train speed—AAR definition (mph)	24.4	21.3	3.1	15
17.3	17.7	0.4	2	Average terminal dwell—AAR definition (hours)	17.6	19.9	2.3	12
201.7	183.5	18.2	10	Car miles per car day	202.3	160.1	42.2	26

197.1	175.1	22.0	13	Locomotive productivity (daily average GTMs/active HP)	179.8	166.7	13.1	8
4.7	4.5	0.2	4	Employee productivity (million GTMs/expense employee)	17.4	17.5	(0.1)	(1)

1.14	1.17	0.03	3	Fuel efficiency(2)	1.15	1.18	0.03	3
74.4	76.0	1.6	2	U.S. gallons of locomotive fuel consumed (millions)(3)	289.2	290.8	1.6	1
3.47	3.45	(0.02)	(1)	Average fuel price (U.S. dollars per U.S. gallon)	3.45	3.38	(0.07)	(2)

2.18	1.69	(0.49)	(29)	OE per GTM (cents)(4)	1.87	1.70	(0.17)	(10)
1.70	1.72	0.02	1	OE per GTM—Adjusted (cents)(5)	1.72	1.71	(0.01)	(1)

16,282	16,616	334	2	Average number of active employees—Total(6)	16,657	16,097	(560)	(3)
14,108	14,459	351	2	Average number of active employees—Expense(6)	14,594	14,169	(425)	(3)
15,671	16,428	757	5	Number of employees at end of period—Total(6)	15,671	16,428	757	5
13,945	14,764	819	6	Number of employees at end of period—Expense(6)	13,945	14,764	819	6

42.2	46.7	4.5	10	Average daily active cars on-line (thousands)	40.9	51.4	10.5	20
952	1,085	133	12	Average daily active road locomotives on-line	1,007	1,085	78	7

				Safety

1.89	1.70	(0.19)	(11)	FRA personal injuries per 200,000 employee-hours	1.46	1.85	0.39	21
1.68	1.40	(0.28)	(20)	FRA train accidents per million train-miles	1.67	1.88	0.21	11

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.
(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(4)	Gross Ton-Mile (GTM) is the movement of the combined tons (freight car tare, inactive locomotive tare, and contents) a distance of one mile.
(5)

OE per GTM—Adjusted is calculated consistently with OE per GTM except for the exclusion of net gains on land sales, to eliminate the volatile nature of these sales, fuel price impact, to remove the volatility of fuel prices and to provide comparative fuel expenses at the 2011 fuel price, CEO transition, asset impairment and labour restructuring costs, to eliminate the impact of these significant items that are not among our normal ongoing operating expenses. Net gains on land sales were $1 million and $20 million for the three months ended December 31, 2012 and 2011, respectively, and $23 million and $25 million for the year ended December 31, 2012 and 2011, respectively. The impact in fuel price, net of hedging and B.C. carbon tax, was unfavourable $2 million for the three months ended December 31, 2012 and unfavourable $25 million for the year ended December 31, 2012. CEO transition costs were nil for the three months ended December 31, 2012 and $42 million for the year ended December 31, 2012. Asset impairment costs were $265 million for the three months and year ended December 31, 2012. Labour restructuring costs were $53 million for the three months and year ended December 31, 2012.

(6)	An employee is defined as an individual who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, consultants, and trainees.